Exhibit 19.1
AKAMAI TECHNOLOGIES, INC.

STATEMENT OF COMPANY POLICY
Securities Transactions by Akamai Personnel

I.Introduction

AKAMAI TECHNOLOGIES, INC. (“Akamai” or the “Company”) has adopted the following policies and procedures on securities transactions by Akamai personnel (the “Policy”). This Policy applies to all directors, employees and consultants of Akamai and their related persons (collectively, “Akamai Personnel”) and have been developed to help:

1.Educate all Akamai Personnel;
2.Set forth guidelines for courses of action;
3.Protect Akamai and Akamai Personnel against legal liability;
4.Promote compliance with state and federal securities laws and regulations; and
5.Preserve the reputation of Akamai and Akamai Personnel for integrity and ethical conduct.

At the end of this Policy, you will find a brief overview of applicable federal rules and regulations relating to insider trading. If you have any questions about your situation, applicable laws or policy requirements, please contact a Policy Administrator (as defined below).

II.Prohibition on Transactions in Akamai Securities

A.Transacting When Aware of Material Non-Public Information About Akamai. If any Akamai Personnel is aware of “material non-public information” relating to Akamai, it is Akamai’s policy that neither that person nor any related person may buy, sell, gift or donate securities of Akamai or engage in any other action to take advantage of, or pass on to others, such material non-public information. It is important to note that this Policy applies whenever you are “aware” of material non- public information; it does not matter whether the information itself influenced your decision to transact in Akamai securities. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Please review the Policy Guidance section below for additional guidance.

B.Restrictions on Speculative Transactions. Because we believe it is generally improper and inappropriate for Akamai Personnel to engage in short-term or speculative transactions involving Akamai’s securities, it is our policy that Akamai Personnel may not engage in any of the following activities with respect to Akamai’s securities:

●Use of Akamai’s securities to secure a margin loan.
●Short sales of Akamai’s securities.
●Buying or selling puts or calls on Akamai’s securities.
●Transactions in publicly-traded options relating to Akamai’s securities (i.e., options that are not granted by Akamai).
●Other transactions involving financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Akamai’s securities.

In addition, Akamai’s Executive Officers (as designated by the Company’s Board of Directors and identified from time to time in Akamai’s filings with the U.S. Securities and Exchange Commission (the “SEC”)) and members of the Board of Directors may not pledge Akamai securities as collateral for a loan.

Trading in Akamai’s securities on a short-term basis is discouraged and is often impermissible under SEC regulations. We encourage you to hold any shares of Akamai common stock purchased in the open market for a minimum of six months and ideally longer.

C.Transacting When Aware of Material Non-Public Information About Other Companies. This Policy’s prohibitions against transacting in securities or engaging in any other action to take advantage of, or passing on to others, material non-public information also applies to transacting in securities of other companies with which Akamai has an existing business relationship, including our customers or suppliers or with which Akamai is in active discussions concerning a potential transaction or business relationship. Whenever an Akamai Personnel is aware of material non-public information relating to such company which he or she learned in the course of his or her service to or employment by Akamai, neither that person nor any related person may buy, sell, gift or donate any securities of such company or engage in any other action to take advantage of, or pass on to others, such material non-public information.

Additionally, if an Akamai Personnel believes he or she may be in possession of nonpublic information about Akamai that could potentially have a material effect on the stock price of a company with which Akamai does not have an existing business relationship or with which Akamai is not discussing a potential transaction or business relationship, Akamai Personnel should exercise caution when trading in the securities of that company because the SEC has successfully brought an insider trading claim against an insider in those circumstances.

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III.Policy Procedures

A.Company-Wide Trading Blackouts.

From time to time, in connection with an announcement of material information about Akamai or when significant developments or announcements are anticipated, there may be imposed a temporary prohibition on transacting in Akamai securities that is applicable to all Akamai Personnel. In such event, you will be notified by e-mail of the imposition and expected duration of the trading prohibition. During that period, except as provided below, no person to whom this Policy applies may buy, sell, gift or donate Akamai securities.

During a company-wide trading blackout or when Akamai Personnel are aware of material non- public information, purchases on behalf of such Akamai Personnel may be made under both the Employee Stock Purchase Plan pursuant to standing instructions and the 401(k) Plan resulting from matching company contributions based on his or her periodic contribution of money pursuant to his or her prior payroll deduction election, stock options may be exercised for cash and the exercise or purchase price of any equity award under an Akamai equity plan and any tax obligation in connection with such an equity award may be paid or satisfied by the surrender of shares to Akamai, or the retention by Akamai of shares otherwise issuable under such equity award, in each case in a manner permitted by the applicable equity award agreement or plan. However, neither “cashless” option exercises, nor sales of stock acquired under the Employee Stock Purchase Plan or 401(k) Plan or through stock option exercises, are permitted during trading blackouts or when Akamai Personnel are aware of material non- public information. In addition, an election to participate or increase or decrease an Akamai Personnel’s periodic contributions to the Employee Stock Purchase Plan or to the 401(k) Plan (that will result in the receipt of Company stock through the 401(k) Plan match terms) are not permitted during trading blackouts or when Akamai Personnel are aware of material non-public information. In addition, when a trading blackout goes into effect, all Akamai Personnel who are subject to such trading blackout are required to cancel previously established limit orders or similar arrangements that could lead to trading during the blackout.

B.Special Procedures for Senior Management

The following persons constitute the “Senior Management” of Akamai: members of the Board of Directors; Executive Officers (as designated by the Company’s Board of Directors and identified from time to time in Akamai’s SEC filings); members of Akamai’s Operating Committee (or similar group created as a successor thereto) and their respective assistants; individuals with a title of Senior Vice President, Vice President or Director in Akamai’s Finance organization; individuals with a title of Controller or Assistant Controller; individuals in Akamai’s Investor Relations organization; individuals with a title of Senior Vice President, Vice President or Director in Akamai’s Corporate Development organization; Akamai’s in-house legal counsel who report directly to the General Counsel; and others as may be identified from time to time (typically through an e-mail from a member of the Legal Department

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notifying them of the applicability of the quarterly blackout periods discussed below). The Policy Administrators shall maintain and update the list of Senior Management.

1.Quarterly Blackout Periods.

Members of Senior Management are prohibited from:

●transacting in any securities of Akamai and

●entering into, amending, or terminating, subject to Section IV(d) of this Policy, any Pre-Planned Trading Program (as defined below)
during the following period:

●from the beginning of the day that is 10 business days prior to the close of each fiscal quarter until the beginning of the second business day after the release of Akamai’s financial results for such quarter or, in the case of the fourth quarter, financial results for the year end.

During a trading blackout or when members of Senior Management are aware of material non- public information, purchases on behalf of such members of Senior Management may be made under both the Employee Stock Purchase Plan pursuant to standing instructions and the 401(k) Plan resulting from matching company contributions based on a member of Senior Management’s periodic contribution of money pursuant to his or her prior payroll deduction election, stock options may be exercised for cash and the exercise or purchase price of any equity award under an Akamai equity plan and any tax obligation in connection with such an equity award may be paid or satisfied by the surrender of shares to Akamai, or the retention by Akamai of shares otherwise issuable under such equity award, in each case in a manner permitted by the applicable equity award agreement or plan. However, neither “cashless” option exercises nor sales of stock acquired under the Employee Stock Purchase Plan or 401(k) Plan or through stock option exercises are permitted during trading blackouts or when members of Senior Management are aware of material non-public information. In addition, an election to participate or increase or decrease a member of Senior Management’s periodic contributions to the Employee Stock Purchase Plan or to the 401(k) Plan (that will result in the receipt of Company stock through the 401(k) Plan match terms) are not permitted during trading blackouts or when such person is aware of material non-public information. In addition, when a trading blackout goes into effect, all Akamai Personnel who are subject to such trading blackout are required to cancel previously established limit orders or similar arrangements that could lead to trading during the blackout.

2.Pre-Clearance of Transactions

All transactions in Akamai’s securities (acquisitions, dispositions, transfers, charitable donations, other gifts, deposits in trusts, distributions, etc.), either directly or indirectly, by Akamai Personnel listed

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on the Pre-Clearance List attached as Annex A hereto and members of their respective households or their other Affiliates (as defined below) must be pre-cleared in advance by the General Counsel, or one or more other members of Akamai’s Legal Department designated by the General Counsel (each, a “Policy Administrator”). A Securities Transaction Request form is attached hereto as Annex B. No Policy Administrator may approve his or her own transactions. This requirement does not apply to purchases under the Employee Stock Purchase Plan or contributions to the 401(k) Plan, but does apply to market sales of those shares. If a member of Senior Management has in place a Pre-Planned Trading Program (as defined below), transactions outside such program shall be subject to pre-clearance. The Pre-Clearance List will be maintained and updated on a regular basis by a Policy Administrator.

All transactions that are pre-cleared must be effected within five business days of receipt of the pre-clearance unless a longer or shorter period has been specified by the General Counsel or another Policy Administrator. A pre-cleared transaction (or any portion of a pre-cleared transaction) that has not been effected during the five business day period must be pre-cleared again prior to execution. Notwithstanding receipt of pre-clearance, if the Akamai Personnel becomes aware of material non- public information or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed.

3.Post-Transaction Notice

Each person or entity covered by this Section III who is subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934, as amended (a “Section 16 Reporting Person”), shall also notify, either directly or through a third party, a Policy Administrator of the occurrence of any transaction in Akamai’s securities as soon as possible following the transaction, but in any event within one business day after the transaction. Such notification may be oral or in writing (including by e-mail) and should include the identity of the covered person, the type of transaction, the date of the transaction, the number of shares involved and the price at which the transaction occurred. Each Section 16 Reporting Person acknowledges and agrees that the Company may disclose the existence and specific terms of any transaction in Akamai’s securities entered into by such Section 16 Reporting Person at its sole discretion, including to comply with any SEC rules and/or Company policies.

IV.Pre-Planned Trading Programs

Because certain members of Senior Management may often be aware of material non-public information and therefore unable to engage in transactions in Akamai securities for extended periods of time, this Policy provides a limited exception to the restrictions on transacting and the procedural requirements described in Sections II and III above for such individuals.

Purchases, sales, gifts and donations of Akamai securities made by Senior Management are not prohibited even if the individual is aware of material non-public information relating to Akamai or such

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person is in a blackout period so long as the purchase, sale, gift or donation is made pursuant to a written binding contract, plan or instruction which satisfies the applicable affirmative defense conditions of Rule 10b5-1(c), including as applicable the requirements applicable to an eligible sell-to-cover transaction as defined in Rule 10b5-1(c)(1)(ii)(D)(3), or for which the affirmative defense is available under Rule 10b5-1(c) because such plan was adopted prior to February 27, 2023, met the affirmative defense conditions in effect at the time of adoption, and was not modified or changed on or after February 27, 2023 (a “Pre- Planned Trading Program” and transactions thereunder, “Pre-Planned Transactions”), provided such Pre- Planned Trading Program is in writing and was submitted to Akamai for review prior to its adoption. Although Pre-Planned Trading Programs may be subsequently amended or terminated, such amendments or terminations may not be made during a blackout period or when the applicable person is aware of material non-public information unless such amendment or termination is required to comply with clause (d) of this Section IV.

The SEC has adopted complex rules for the establishment, termination and amendment of Pre- Planned Trading Programs, including Rule 10b5-1, and a failure to comply with the rules could result in a loss of any affirmative defense to liability under the rules. Only Pre-Planned Trading Programs that satisfy the SEC’s rules and the Company’s policies will qualify for the Pre-Planned Transactions exceptions under Akamai’s policy. Accordingly, any eligible person seeking to put in place, terminate or amend a Pre-Planned Trading Program must provide the Company’s General Counsel or another Policy Administrator with a written copy of any proposed contract, plan or instruction and any proposed amendment to or termination of an existing Pre-Planned Trading Program and may be required to certify as to certain elements of such program to the extent required by the SEC’s rules, applicable law and/or the Company’s policies. The General Counsel or another Policy Administrator reserves the right to make a determination that such contract, plan or instruction is not eligible for the exceptions provided under this Policy or that a proposed amendment or termination may not be implemented.

To qualify for the exceptions under this Policy, a Pre-Planned Trading Program (other than the Company’s Employee Stock Purchase Program, must be reviewed by a Policy Administrator and satisfy the conditions described below, in addition to any other conditions as may be required to comply with any SEC rules or applicable law:

(a)The Pre-Planned Trading Program must be in writing and structured so that it:
(i)specifies the amount, price and date of the transaction;
(ii)includes a written formula, algorithm or computer program for determining the amount of securities to be purchased, sold, gifted or donated and the price at which and the date on which the securities are to be purchased, sold, gifted or donated; or

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(iii)precludes the person covered by this Policy from exercising any subsequent influence over how, when or whether to effect purchases, sales, gifts or donations.1
(b)The Pre-Planned Trading Program may not be structured in a way that, in the opinion of the General Counsel or another Policy Administrator, is designed to undermine the purposes of this Policy or would be likely (based on information available at the time of the establishment of the Pre-Planned Trading Program) to cause for trading to occur on or near an expected earnings release date, as determined by a Policy Administrator in their sole discretion.
(c)All transactions under a Pre-Planned Trading Program must be made through the same broker.
(d)The person establishing the Pre-Planned Trading Program must be able to prevent or cancel a transaction or terminate a Pre-Planned Trading Program at the request of the Company in the event of a secondary offering of Akamai securities, a tender offer, a significant corporation transaction or similar event or to comply with applicable federal and state laws.
(e)Any transaction under a Pre-Planned Trading Program shall not occur until:
(i)for Section 16 Reporting Persons, the later of (x) 90 days after the adoption or modification (as specified in Rule 10b5-1) of such Pre-Planned Trading Program or (y) two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which such program was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification of such program), or such other period of time as may be required to comply with any SEC rules or applicable law; and
(ii)for non-Section 16 Reporting Persons, at least 30 days after the adoption or modification (as specified in Rule 10b5-1) of such Pre-Planned Trading Program, or such other period of time as may be required to comply with any SEC rules or applicable law.
(f)The Pre-Planned Trading Program must include more than one transaction.
Although not required to do so, persons establishing Pre-Planned Trading Program are encouraged to consider structuring transactions to occur in smaller amounts at more frequent intervals as opposed to engaging in large transactions on an infrequent basis and to refrain from engaging in transactions in Akamai securities outside of the Pre-Planned Trading Program. With the approval of a Policy Administrator, persons who are not members of Senior Management may establish a Pre-Planned Trading Program that satisfies the conditions above.

1 In the event that an eligible person subject to this Policy implements a Pre-Planned Trading Program through a qualifying blind trust, the requirements set forth in paragraphs (b) through (f) of this section may be inapplicable.

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Each Section 16 Reporting Person shall notify a Policy Administrator, either directly or through a third party, as soon as possible, but in any event within one business day, if such person adopts, terminates or amends a Pre-Planned Trading Program. Such notification may be oral or in writing (including by e- mail) and should include the identity of the covered person and the nature of such adoption, termination or amendment. Each Section 16 Reporting Person acknowledges and agrees that the Company may disclose the existence and specific terms of a Pre-Planned Trading Program at its sole discretion, including to comply with any SEC rules and/or Company policies.

V.Policy Guidance

What is Material Non-Public Information? Material non-public information is any information that (i) is not generally known to the public (“non-public information”) and (ii) if publicly known, would be likely to affect either the market price of Akamai’s securities or a person’s decision to buy, sell or hold Akamai’s securities (“material information”).

Examples. Common examples of information that will frequently be regarded as material are: projections of future sales, earnings or losses; news of a pending or proposed merger, acquisition or tender offer; an important financing transaction; changes in dividend policies or offering of additional securities; changes in management; significant new products or discoveries; impending bankruptcy or financial liquidity problems; internal financial information that departs from what the market would expect; and the gain or loss of a major contract. Either positive or negative information may be material. We emphasize that this list is merely illustrative.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Who is Considered a Related Person or an Affiliate? The restrictions in this Policy also apply to your “related persons”. For purposes of this Policy, “related persons” are family members and others living in your household, and an “Affiliate” is a person that directly or indirectly controls or is controlled by a person. Akamai Personnel are responsible for the compliance with this Policy by their related persons and Affiliates.

Company Transactions. While the provisions in Sections II, III and IV of this Policy are not applicable to transactions by the Company itself, transactions by the Company will only be made in compliance with applicable U.S. federal securities laws, including those relating to insider trading.

If I don’t use Material Non-Public Information When Transacting in Akamai Securities, is that Trade Exempt from the Policy? No. Under the SEC rules and this Policy, you may not transact in

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Akamai securities if you are aware of material non-public information about Akamai. The SEC has adopted this approach as reflecting the common sense notion that a trader who is aware of material non- public information when making a transaction decision inevitably makes use of the information.

Tipping Information to Others. Whether the information is proprietary information about Akamai or information that could have an impact on our stock price, Akamai Personnel must not pass the information on to others. The potential penalties described below apply, whether or not you derive any benefit from another person’s actions.
When is Information Considered to be Public? Because Akamai’s stockholders and the investing public should be afforded time to receive information and to act upon it, as a general rule, you should not engage in any transactions until the second business day after the material non-public information has been released. Thus, if an announcement is made on a Monday, Wednesday generally would be the first day on which you may trade. If the information released is complex, such as a prospective major financing or other transaction, it may be necessary to allow additional time for the information to be absorbed by investors. In such circumstances, you may be notified by the General Counsel, or another member of Akamai’s Legal Department, regarding a suitable waiting period before trading.

Prevention of Insider Trading by Others. If you become aware of a potential insider trading violation, you must immediately advise one of the Policy Administrators. You should also take steps, where appropriate, to prevent persons under your supervision and/or control from using material non- public information for trading purposes. Moreover, Akamai-imposed sanctions, including dismissal for cause, could result if an employee fails to comply with this Policy or any other Company policy.

Confidentiality. Serious problems could be caused for Akamai by the unauthorized disclosure of material non-public information about Akamai, whether or not for the purpose of facilitating improper trading in the securities of Akamai. Akamai Personnel should not discuss internal company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties.
This prohibition applies specifically (but not exclusively) to inquiries about Akamai that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of Akamai be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to Investor Relations personnel.

Laws and Regulations Underlying this Securities Transaction Policy

Transactions in Akamai’s securities are subject to the federal securities laws and the regulations adopted by the SEC. These laws and regulations make it illegal for an individual to buy or sell securities

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of Akamai on the basis of “material non-public information.” This means that it is illegal for you to buy or sell securities of Akamai if you are aware of material information about Akamai that has not been made available to the public. More guidance on what constitutes material non-public information is provided above. It is also important to note that the test is whether you are simply “aware” of material non-public information; it does not matter whether the information influenced your decision to trade in Akamai securities. The SEC takes insider trading very seriously and devotes significant resources to uncovering the activity and to prosecuting offenders. Liability may extend not only to the individuals who trade on the basis of “material non-public information,” but also to their “tippers.” Akamai and “controlling persons” of Akamai may also be liable for violations by Akamai Personnel.

Consequences of Insider Trading

Violation of any of the foregoing rules is grounds for disciplinary action by Akamai, including termination of employment. In addition to any disciplinary actions Akamai may take, insider trading can also result in administrative, civil or criminal proceedings which can result in significant fines and civil penalties, being barred from service as an officer or director of a public company, or imprisonment.

VI.Company Assistance

Any person who has any questions about specific transactions or this Policy in general may obtain additional guidance from the Policy Administrators. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

VII.Limitation on Liability

None of the Company, the General Counsel, the other Policy Administrators or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre- clearance submitted pursuant to Section III.B.2 or a Pre-Planned Trading Program submitted pursuant to Section IV. Notwithstanding any pre-clearance of a transaction pursuant to Section III.B.2 or review of a Pre-Planned Trading Program pursuant to Section IV, none of the Company, the General Counsel, the other Policy Administrators or the Company’s other employees assumes any liability for the legality or consequences of such transaction or Pre-Planned Trading Program to the person engaging in or adopting such transaction or program.

VIII.Application of Policy After Cessation of Service

If a person ceases to be a director, employee or consultant of Akamai at a time when he or she is aware of material non-public information concerning the Company, the prohibition on transacting in

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Akamai securities under the federal securities laws will continue to apply to such person until that information has become public or is no longer material.

IX.Certifications

As a condition to employment, all employees will be required to certify their understanding of and intent to comply with this Policy. A form of certification is attached to this Policy as Annex C. Members of Senior Management and other personnel may be required to certify compliance on an annual basis.

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